Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Get Charged Fast EV Charging LLC
16 West 36th Street
New York, NY 10018
www.getcharged-ny.com

Up to $1,235,000.00 in Class B Units at $5.00
Minimum Target Amount: $15,000.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Get Charged Fast EV Charging LLC
Address: 16 West 36th Street, New York, NY 10018
State of Incorporation: TX
Date Incorporated: July 24, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 3,000 shares of Class B Units
Offering Maximum: $1,235,000.00 | 247,000 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds Invest $25,000+ within the first 72 hours and receive 8% bonus units

Early Bird Bonus Invest $100,000 within first 72 hours and receive 15% bonus units

Amount-Based:

$25,000+ | Tier 1 Invest $25,000+ and receive 4% Bonus units

$100,000+ | Tier 2 Invest $100,000+ and receive 8% Bonus units

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Get Charged will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $5.00/ unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole units. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Get Charged Fast EV Charging, LLC ("the Company") was established on July 24, 2024, in the State of New York. The Company is focused on developing and operating electric vehicle (EV) charging stations across several leased locations at strategically selected shopping centers. Revenue will be generated from EV drivers utilizing the charging stations, with the cost of electricity being paid directly to the local utility providers.

The Company is backed by three principal partners and is headquartered on Long Island, New York. Leveraging industry experience from the founders' previous business ventures in EV infrastructure, Get Charged is well-positioned to meet the growing demand for EV charging services. It is a new start-up and is pre-revenue.

Business Model

Get Charged plans to build, own, and operate fast electric vehicle (EV) charging stations across the greater New York metropolitan area, strategically located in high-traffic shopping centers. The company intends to target EV drivers seeking fast, affordable, convenient, and reliable charging services at locations where they dine and shop.

The business model is expected to generate revenue by earning a margin on the electricity sold to customers while their vehicles are charging. This model is anticipated to have high margins and be highly scalable. Projections indicate that the company may achieve net income and cash flow positivity with fewer than 20 operational charging stations.

Competitors and Industry

Competitors

The electric vehicle (EV) charging industry is rapidly expanding, with several key players leading innovation and market growth. Some of the major industry leaders include:

Tesla – Tesla remains one of the most recognized leaders in EV charging, primarily through its extensive global Supercharger network, which is designed for fast charging specifically for Tesla vehicles. The company also has plans to open its network to other EV brands in the future, further solidifying its influence in the space.

ChargePoint – ChargePoint operates one of the largest EV charging networks globally, with a strong presence in North America and Europe. It is known for its advanced hardware and software solutions, including innovations like vehicle-to-grid (V2X) technology and "Plug and Charge" capabilities, which streamline the charging process for drivers(Tridens)(The EV Report).

EVgo – This U.S.-based company focuses on public DC fast charging stations and has been expanding rapidly through partnerships with automakers and retail locations. EVgo is one of the largest public fast-charging networks in the U.S. and continues to grow as EV adoption rises.

Shell Recharge – Leveraging its vast network of gas stations, Shell is expanding into EV charging under its Shell Recharge brand. It has made significant investments in building ultra-fast DC chargers across Europe and North America, positioning itself as a key player in the transition to EVs(Tridens).

ABB – A global leader in electrification technologies, ABB is heavily involved in both hardware and software solutions for EV charging. It provides chargers for a wide range of applications, from residential to large commercial installations, and is actively expanding its presence in fast-charging infrastructure(Home of Electric Vehicle News).

Siemens – Siemens has been a strong player in EV charging, particularly in Europe, where it supports both residential and public charging solutions. It is also an investor in ChargePoint and focuses on offering reliable and efficient fast-charging options(Tridens).

These companies, among others, are driving the evolution of the EV charging landscape, investing in infrastructure and developing advanced technologies to meet the growing demand for electric vehicles globally.

Our company differentiates itself by focusing on the development and deployment of high-quality, high-speed charging stations at strategic, convenient locations. In contrast to competitors, who often rely on outdated, unreliable equipment in less optimal locations, we prioritize the installation of advanced, fast chargers to meet the growing demand for efficient electric vehicle charging solutions.

Additionally, we intend to offer highly competitive pricing without requiring membership or volume-based commitments to access discounted rates. This straightforward pricing model ensures accessibility and affordability for all users, further positioning us as a leader in the electric vehicle charging infrastructure market.

Industry

The electric vehicle (EV) industry is poised for significant growth in the coming years. According to BloombergNEF's Long-Term Electric Vehicle Outlook (EVO), over 100 million passenger EVs are projected to be on the roads by 2026, with this number rising to more than 700 million by 2040, up from 27 million as of early 2023. Sales of electric vehicles have grown by 340% between 2020 and 2024, and the global EV market is expected to grow at a compound annual growth rate (CAGR) of 10.49% from 2024 to 2029, as noted by Statista Market Insights (August 2024). Other sources, as well as projections for certain regions, suggest even more accelerated growth rates.

In addition to market growth, regulatory measures in the United States are further accelerating EV adoption. For example, the state of New York has mandated that all new passenger vehicles sold must be zero-emission by 2035, with several other

states pursuing similar goals.

However, the rate of new electric vehicle charging station installations has slowed, creating a gap between rising EV demand and available charging infrastructure. This convergence of increasing demand and limited supply presents a strong market opportunity for Get Charged Fast EV Charging, LLC, as the company focuses on providing charging solutions to meet this growing need.

Current Stage and Roadmap

Current Stage

We do not currently have any products on our market. Our "product" is proven and ready to go. We have our equipment supplier ready to start the process with a firm quote in place. We also have the leases signed and ready to build. We just need the funding to place the first purchase orders for five stations. We expect to have them operating by early 2025.

Future Roadmap

Subject to securing the necessary funding, the company anticipates developing between 12 and 24 new EV charging stations annually. To support the construction of 12 new stations per year, we estimate an additional $8 million in capital will be required, while funding 18 new sites annually would necessitate raising $10 million. While our business model outlines a target of 240 total stations, this figure could increase depending on future opportunities and market demand.

It is important to note that these projections are based on current plans and available resources, and there is no guarantee that these goals will be achieved within the anticipated timelines. Adjustments may be necessary based on factors such as funding availability, market conditions, and regulatory approvals.

The Team

Managers

Name: Mitch Anderson

Mitch Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO / Co-Manager, Principal Financial Officer
  Dates of Service: August, 2024 - Present
  Responsibilities: Mitch will run the Public Charging Business (PCB) for Get Charged. This will entail all aspects of attracting drivers to our stations and making sure that the sites are attractive, working, safe and reliable. Mitch current acts as the principal financial officer pending the scaling of the business.

Other business experience in the past three years:

- Employer: Evie Networks Australia
  Title: Site Acquisition Director
  Dates of Service: July, 2023 - July, 2024
  Responsibilities: I negotiated new leases for electric vehicle charging stations.

Name: Marc Horowitz

Marc Horowitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Owner, Co-Manager / Site Host Development
  Dates of Service: July, 2024 - Present
  Responsibilities: Marc's primary roles are to raise capital and secure exemplary locations for contracting land leases to host our owner-operated DCFC model.

Other business experience in the past three years:

- Employer: Green Energy Technology
  Title: Managing Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Seeking out opportunities to furnish and install EV chargers in the northeast as a fee for service

model.

Name: John Comack

John Comack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Manager / Director of Site Deployment
  Dates of Service: May, 2024 - Present
  Responsibilities: Operations and marketing and field installation.

Other business experience in the past three years:

- Employer: Green Energy Technology
  Title: Owner
  Dates of Service: January, 2016 - May, 2024
  Responsibilities: Key executive and in charge of Site Deployment.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Units in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are

not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GetCharged was formed on July 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. COMPANY NAME has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that GetCharged is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have

limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Delays in building new stations
The timely deployment of new EV charging stations is critical to the company's cash flow and overall financial performance. However, delays in station construction may occur due to a variety of external factors, including slow utility response times, equipment manufacturing delays, permit approval holdups from municipal authorities, and potential delays from landlords. While we have implemented mitigative measures, such as carefully sequencing workflows and employing professional expediters familiar with utility and city processes, there is no assurance that such measures will fully prevent delays. Any extended postponement in the deployment of new stations could negatively impact our revenue generation and operational efficiency.

Charging Equipment Failure
Investing in an EV charging company involves certain operational risks, including potential equipment failures. While this has been a significant issue for early competitors in the industry, there remains a risk that our charging equipment may fail or malfunction, impacting our ability to generate revenue. Although we utilize Kempower equipment, which is rated at over 99% availability, and implement 24/7 automated monitoring to detect and resolve any failures promptly, there is no guarantee that our systems will always perform as expected. Delays in addressing equipment issues could affect customer satisfaction and revenue generation, potentially impacting the company's financial performance.

Lack of attraction to EV drivers to our particular charging stations
It is possible that EV drivers who don't recognize our brand or who cannot find our stations will not charge at our predicted numbers. Our sales numbers are produced by Stable Auto who uses the data from over 10,000 charging stations in a multi-variate model. Our marketing program will be fundamental to our success. Our charging stations will be listed on all the major apps and google. We are also considering one or more affiliations with other brands to attract even more drivers.

New Startup with No Current Salaries for Co-Managers
Get Charged Fast EV Charging, LLC is a newly formed startup with no established operating history, which poses significant risks to its investors. As of now, the company's co-managers are not receiving any salary and are functioning as consultants. Future compensation for the co-managers is contingent upon reaching key milestones, including securing initial funding, constructing and commissioning the first EV charging stations, and obtaining final funding for the full business plan. Until these milestones are met and sufficient funding is secured, there is no guarantee that the co-managers will transition to salaried roles, which could impact the company's ability to retain key personnel and manage operations effectively.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
MWH Group LLC (100% Owned and Managed by Marc Horowitz)	710,000	Class A Units	35.5%
Formatt LLC (100% Owned and Managed by John Comack)	710,000	Class A Units	35.5%
Mitchell Anderson Consulting LLC (100% Owned and Managed by Mitch Anderson)	400,000	Class A Units	20.0%

The Company's Securities

The Company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Class B Units.

Class A Units

The amount of security authorized is 1,820,000 with a total of 1,820,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

Please refer to the First Amended and Restated Operating Agreement attached as Exhibit F.

The Class A Members have inspection rights.

Disclosure of Authorized Units

Get Charged, a limited liability company organized under the laws of the State of New York, is not subject to a fixed limit on the number of authorized units. Unlike corporations, which must specify the number of authorized shares in their Certificate of Incorporation, limited liability companies are not required by law to impose such a restriction. As a result, Get Charged reserves the right to issue additional units at its discretion, subject to the terms of its operating agreement.

Class B Units

The amount of security authorized is 508,510 with a total of 180,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Please refer to the First Amended and Restated Operating Agreement attached as Exhibit F.

The Class B Members have no inspection rights, unless otherwise required by the New York Limited Liability Company Law.

Disclosure of Authorized Units

Get Charged, a limited liability company organized under the laws of the State of New York, is not subject to a fixed limit on the number of authorized units. Unlike corporations, which must specify the number of authorized shares in their Certificate of Incorporation, limited liability companies are not required by law to impose such a restriction. As a result, Get Charged reserves the right to issue additional units at its discretion, subject to the terms of its operating agreement.

What it means to be a minority holder

As a minority holder of Class B Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,820,000
  Use of proceeds: Founder stock grant
  Date: July 24, 2024
  Offering exemption relied upon: Rule 701

- Name: Class B Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 180,000
  Use of proceeds: N/A
  Date: July 24, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Depends on the funds raised. Under the current plan, for six months at least.

Foreseeable major expenses based on projections:

Our expenses are extremely low, especially relative to longer term revenue (17% of revenue on a longer term average). The main expense is the fees the key executives will take, which can be deferred as needed saving valuable cash. The major cash needed is for purchasing the charging equipment from Kempower and for hiring the contractors to complete the

installations. One station is equivalent to three months operating expenses.

Future operational challenges:

The operational challenges are ensuring the marketing of the chargers to the drivers is working. We must also ensure as close to 100% availability of the chargers at all times. We have many tools to achieve this including 24/7 remote monitoring of the machines and world-class software that incudes predictive maintenance.

Future challenges related to capital resources:

Once we have several stations up and running and the Stable Auto predicted revenues are occurring, we believe funding will be easy. Our key challenge is in the early stages where we plan to match the speed of our station development with the known capital that is being raised.

Future milestones and events:

From an external point of view, there are no particular milestones needed to be successful. We are not relying on any particular government or any particular policy. Our milestones are already in motion being the increasing penetration of EVs in the market. We believe this is an inevitable and independent factor in our success. From an internal point of view our milestone is the installation and successful commissioning of our first and first five charging stations. After five we believe we can continue to develop our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We are working solely on shareholder loans to the company at present. We have been working with venture capital investors for several months. Two in particular got all the way to the finish line before delaying their process. Both are still alive.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for our start-up. With $1.2 million we can start on two charging stations and fund operations for six months. With $5.0 million we can start on five stations and fund operations for one year and still have room to start the next phase of growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. This funding will provide all the funds needed for our proper start.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises its minimum funding, it is estimated that operations can be sustained for approximately four months. This estimate is based on the company's current burn rate and expected operating expenses, which include minimal overhead due to the co-managers foregoing salaries and limited ongoing operational costs. To ensure the company's long-term viability and meet growth targets, additional capital beyond the $1.2 million minimum—up to $5 million or through alternative funding sources—will be necessary to support continued operations and future development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises its maximum funding goal of $5.0 million, it is projected that operations could be sustained through to cash flow positivity, potentially eliminating the need for additional capital raises. This estimate is based on the company's current financial model, which has been designed to scale efficiently with increased funding. While additional capital could accelerate growth, the $5 million raised would provide sufficient resources to execute the business plan and achieve self-sustaining operations under ideal conditions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is actively engaged in discussions with multiple potential investors to secure additional future sources of capital. One investor, who owns a market-leading EV charging company in another country, is nearing a 100% commitment to invest. The only outstanding issue delaying this investment is their access to available funds, which they anticipate could

be resolved in the near future. Another investor is at approximately 50% commitment. These additional funds are expected to complement the capital raised through the StartEngine campaign, without conflict, ensuring a diversified funding base to support the company's growth and operational objectives.

Indebtedness

- Creditor: Mitch Andersen, Marc Horowitz, John Comack
  Amount Owed: $75,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Mitch Andersen, Marc Horowitz, John Comack
  Relationship to Company: Officers, Directors, and Shareholders
  Nature / amount of interest in the transaction: Mitch, Marc, and John, are all Officers, Directors, and Shareholders of the Company.
  Material Terms: The Company incurred $75,000 in consulting fees with its three primary members. These amounts are owed to the members with no interest, and are payable on demand.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation of Get Charged Fast EV Charging, LLC has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the conversion of all Class B units into Class A units; and (ii) the issuance of any additional Class A or Class B units reserved under the company's operating agreement. The LLC does not issue stock or stock equivalents such as options, warrants, or any other securities with the right to acquire shares. The valuation reflects only the membership units defined within the company's structure.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  93.5%
  Funds directed towards Operating Expenses and Capital towards our first 3 stations to develop our product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.getcharged-ny.com (https://getcharged-ny.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/get-charged

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Get Charged Fast EV Charging LLC

[See attached]

Get Charged Fast EV Charging, LLC
(the "Company")
a New York Limited Liability Company

Financial Statements with Independent Auditor's Report

Period: Inception - September 12, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Get Charged Fast EV Charging, LLC. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position from inception through September 12, 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of September 12, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"'s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 18, 2024

GET CHARGED FAST EV CHARGING, LLC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	Inception to September 12, 2024
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities	
Accrued Expenses	8,415
Related Party Payable	75,000
Total Current Liabilities	83,415
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	83,415
EQUITY	
Accumulated Deficit	(83,415)
TOTAL EQUITY	(83,415)
TOTAL LIABILITIES AND EQUITY	-

GET CHARGED FAST EV CHARGING, LLC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Inception to September 12, 2024
Operating Expenses	
General & Administrative Expense	80,672
Contractor Expense	1,118
Advertising & Marketing	1,625
Total Operating Expenses	**83,415**
Total Loss from Operations	**(83,415)**
Net Loss	**(83,415)**

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Inception to September 12, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(83,415)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Expenses	8,415
Related Party Payable	75,000
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	83,415
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

GET CHARGED FAST EV CHARGING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Financial Statements

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Inception	2,000,000	-	-	-
Contribution	-	-	-	-
Distribution	-	-	-	
Net income (loss)	-	-	(83,415)	(83,415)
Ending balance at 9/12/24	2,000,000	-	(83,415)	(83,415)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Get Charged Fast EV Charging, LLC ("the Company") was formed on July 24, 2024 in the State of New York. The Company holds leases with shopping center owners to build and own electric vehicle charging stations. Our revenue will come from the drivers of electric vehicles as they charge their cars. The cost of the electricity is paid to the local utility. The company has three main partners and is headquartered on Long Island in New York.

The Company plans to conduct a crowdfunding campaign under Regulation CF to raise to $5 million.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 12, 2024.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of September 12, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses include expenses for independent contractors, professional consulting fees, accounting fees and miscellaneous charges.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company incurred $75,000 in consulting fees with its three primary members. These amounts are owed to the members, with no interest, and are payable on demand

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Apart from the $75K in related party loans described in Note 3, the Company does not have any long term debt or obligations.

NOTE 6 – EQUITY

The Company is a Limited Liability Company with membership distribution as follows.

Member	Equity
Member 1	35.50%
Member 2	35.50%
Member 3	20%
Member 4	3%
Member 5	3%
Member 6	3%
Total	100.00%

Voting: All members have equal vote as long as their equity remains above 10%. Members below 10% have no voting rights.

No member is authorized to act on their own in obtaining contracts, financial, or other obligations on the Company. Decisions will require unanimous agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 12, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 18, 2024, the date these financial statements were available to be issued.

The Company plans to issue 240,000 new member units, resulting in an 11% dilution of the current membership ownership and establishing ownership for new members.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Your Reliable EV Charging Partner

We believe Get Charged will help drive the mass adoption of electric vehicles by providing fast, safe, easy-to-use, and reliable charging where drivers can conveniently power their vehicles while going about their daily routines. With a focus on seamless user experience ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Fast
EV Charging
*The image is for illustrative purposes only and represents the Kempower "Satellite" system we plan to implement at our sites. It is not reflective of actual product deployment, which remains subject to funding and installation timelines.
GeT
Charged
Fast EV charging

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$5.00 Per Share

0

RAISED
$0

INVESTORS

MIN INVEST
$500

VALUATION
$10M

REASONS TO INVEST

- Get Charged partners with Kempower, leveraging 70+ years of DC power equipment experience to deliver a reliable and trusted EV charging infrastructure with 99% uptime.

- As electric vehicles continue to reshape transportation, Get Charged will be positioned to meet the rising demand for fast, accessible, and safe charging, supporting most EVs, including Tesla.

 As electric vehicles continue to reshape transportation, Get Charged plans to meet the rising demand for fast, accessible, and safe charging, supporting most EV models, including Tesla.

TEAM



William (Mitch) Anderson • CEO & Co-Manager

Mitch is a seasoned CEO having led two companies from start-up to multi-million dollar valuations. He worked in electricity retailing (which Get Charged is) across two continents. His experience is invaluable to Get Charged's success. He has spent the ...

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John Comack • Co-Manager & Director of Site Deployment

John M. Comack is a dynamic business leader with extensive experience in project management and operations. Passionate about optimizing processes and driving efficiency, he excels at fostering teamwork and delivering results. John's strategic ...

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Marc Horowitz • Co-Manager & Site Host Development

Marc Horowitz is a seasoned professional with expertise in strategic marketing and business development. Known for his innovative approach, he has a proven track record of driving growth and enhancing brand visibility. Marc thrives in collaborative ...

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THE PITCH

A Quality Charging Experience for Drivers

Get Charged will offer a comprehensive and reliable electric vehicle (EV) charging solution, designed to enhance the driving experience for EV owners. With plans to use American-made chargers that will support most electric vehicles, including Tesla, Get Charged aims to provide fast, accessible charging with minimal wait times. The company's future charging infrastructure will feature 24/7 monitoring, upgradeable components, and comprehensive warranties, offering peace of mind to both drivers and property owners.

Once operational, Get Charged intends to deliver tailored solutions to trusted property owners, including smart load control systems and user-friendly driver apps that display real-time charger availability. Leveraging over 70 years of expertise from Kempower, the company plans to take full responsibility for deployment and operations, aiming to ensure over 99% uptime and seamless charging services. Get Charged seeks to create an effortless, future-ready charging ecosystem that prioritizes quality, reliability, and convenience. Please note that the company is currently pre-revenue and does not yet have any products on the market.

ABOUT

HEADQUARTERS
16 West 36th Street
New York, NY 10018

WEBSITE
View Site ↗

We believe Get Charged will help drive the mass adoption of electric vehicles by providing fast, safe, easy-to-use, and reliable charging where drivers can conveniently power their vehicles while going about their daily routines. With a focus on seamless user experience and operational excellence, Get Charged plans to deliver the dependable charging solutions that EV drivers will demand.

TERMS

Get Charged

Overview

PRICE PER SHARE
$5

VALUATION
$10M

DEADLINE ⓘ
Jan. 23, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Class B Units

MIN NUMBER OF SHARES OFFERED
3,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds Invest $25,000+ within the first 72 hours and receive 8% bonus units

Early Bird Bonus Invest $100,000 within first 72 hours and receive 15% bonus units

Amount-Based:

$25,000+ | Tier 1 Invest $25,000+ and receive 4% Bonus units

$100,000+ | Tier 2 Invest $100,000+ and receive 8% Bonus units

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments

owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Get Charged will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $5.00/ unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole units. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.